Exhibit 99.3

Deutsche Bank
Compensation system for Management Board members – structural changes as of January 2016
Passion to Perform

Item 8

Compensation system for Management Board members – structural changes as of January 2016

The system of compensation for the members of the Management Board of Deutsche Bank AG was most recently approved by the Annual General Meeting on May 23, 2013. In October 2015, the Supervisory Board approved structural changes to the compensation system with effect from January 1, 2016. As before, the compensation for the members of the Management Board consists of components that are not linked to performance (fixed compensation) and of performance-related components (variable compensation).

The changed compensation system is aligned in particular to the new structure of the Bank’s business divisions and thus the reorganization of the Bank’s leadership structure. Effective January 1, 2016, all four core corporate divisions (front offices) are represented directly by members on the Management Board. Through the change of the structure of the compensation system, the objectives set for the new leadership structure are also to be reflected in the composition and weightings of the variable compensation components. Therefore, for Management Board members with front office responsibility, the previous variable compensation components (“Annual Performance Award” and “Long-Term Performance Award”) will be supplemented by the newly introduced “Division Performance Award” component. The implementation of the Division Performance Award is intended to adequately take market requirements into account and to achieve competitive pay levels for Management Board members with front office responsibility. The individual amount is determined based on performance-oriented criteria and Group-related key figures continue to be of decisive importance.

To be able to pay the Management Board members market-conform compensation, also in future and in consideration of the corporate division-specific circumstances, we request the approval of the proposal under Agenda Item 8.

In the following, the current structure is briefly presented (a detailed description is given on pages 202 to 211 on the Annual Report 2015 (Compensation Report)), along with the key changes and further details on the new compensation component, the Division Performance Award:

Non-Performance-Related Components (fixed compensation)

The fixed compensation is not linked to performance and continues to consist of the base salary, contributions to the company pension plan and “other benefits” comprising the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures including payments, if applicable, of taxes on these benefits as well as taxable reimbursements of expenses.

The base salary remains unchanged in its amounts:

in €	2016
Base salary
Co-Chairmen	3,800,000
Ordinary Management Board members	2,400,000

The guidelines of the InstitutsVergV provide for the possibility to define contributions to the company pension as fixed compensation and thus to include these in the basis for calculating the ratio between fixed and variable compensation components. The General Meeting on May 22, 2014, had approved the increase in the upper limit on the variable compensation components for the Management Board members of Deutsche Bank AG to 200% of the respective fixed compensation. To make the individual compensation decisions more flexible while observing this upper limit for variable compensation, the Supervisory Board resolved to define the annual contributions to the company pension as of 2015 as a fixed compensation component on an individual basis. The individual amounts of these contributions as of the 2016 financial year are:

in €	2016
Contributions to the company pension plan
John Cryan	650,000
Jürgen Fitschen	650,000
Stuart Lewis	400,000
Sylvie Matherat	400,000
Quintin Price	1,000,000
Garth Ritchie	1,000,000
Karl von Rohr	400,000
Dr. Marcus Schenck	400,000
Christian Sewing	650,000
Jeff Urwin	2,000,000

Performance-Related-Components (variable compensation)

The variable compensation is performance-related. It continues to consist for all members of the Management Board of the two previous components:

•	the Annual Performance Award and

•	the Long-Term Performance Award

and, for Management Board members with front office responsibility, of the following additional component:

•	the Division Performance Award.

The following chart provides a comparison of the compensation structure applicable until December 31, 2015, and the structure applicable as of January 1, 2016:

1)	Applicable only to Management Board members with front office responsibility

For further information on the details and structure of the APA and LTPA components, see the detailed presentation in the Annual Report 2015 (Compensation Report, p. 202 ff.).

Division Performance Award (DPA)

The DPA rewards the achievement of the short and medium-term business policy and strategic objectives of the respective corporate division established in the context of the objective setting process for the performance evaluation for the respective year. The key objectives underlying the determination of the DPA are designed to contribute to the applicable business policy and strategic objectives of the relevant division, in line with the Bank’s business and risk strategy and the individual objectives set separately for each member of the Management Board on the basis of the member’s area of responsibility. Not only is financial success taken into account in the process, but also the conduct towards staff members and clients while performing business activities. In principle, the DPA thereby follows the same decision-making and determination logic as the Annual Performance Award, while allowing for a stronger focus on the business success parameters of client-oriented business units.

As part of the annual objective setting process, corresponding factors are set for all objectives that will be used by the Supervisory Board following the end of the year as the basis for evaluating performance. The degree to which the respective target is achieved as well as the ultimate amount of the DPA is determined on a discretionary basis by the Supervisory Board as part of an informed judgment on the basis of specified criteria. The relevant factors for the determination of the DPA are the objective achievement level and the weighting of the relevant objectives.

If the objectives were not achieved during the period being evaluated, the Supervisory Board may determine that a DPA will not be granted.

Minimum, Target and Maximum values

The new specifications relating to the base salary, the contributions to the company pension plan and the newly introduced DPA result in the following annual Minimum, Target and Maximum values for the variable compensation components for 2016:

Annual Performance Award:

			2016
in €	Minimum	Target	Maximum
John Cryan	0	1,500,000	3,000,000
Jürgen Fitschen	0	1,500,000	3,000,000
Stuart Lewis	0	1,000,000	2,000,000
Sylvie Matherat	0	1,000,000	2,000,000
Quintin Price	0	1,200,000	2,400,000
Garth Ritchie	0	1,200,000	2,400,000
Karl von Rohr	0	1,000,000	2,000,000
Dr. Marcus Schenck	0	1,000,000	2,000,000
Christian Sewing	0	800,000	1,600,000
Jeff Urwin	0	1,650,000	3,300,000

Division Performance Award:

			2016
in €	Minimum	Target	Maximum
Quintin Price	0	1,200,000	2,400,000
Garth Ritchie	0	1,200,000	2,400,000
Christian Sewing	0	800,000	1,600,000
Jeff Urwin	0	1,650,000	3,300,000

Long-Term Performance Award:

			2016
in €	Minimum	Target	Maximum
John Cryan	0	3,800,000	5,700,000
Jürgen Fitschen	0	3,800,000	5,700,000
Stuart Lewis	0	2,400,000	3,600,000
Sylvie Matherat	0	2,400,000	3,600,000
Quintin Price	0	2,200,000	3,300,000
Garth Ritchie	0	2,200,000	3,300,000
Karl von Rohr	0	2,400,000	3,600,000
Dr. Marcus Schenck	0	2,400,000	3,600,000
Christian Sewing	0	1,800,000	2,700,000
Jeff Urwin	0	2,800,000	4,200,000

This results in the following maximum total compensation amounts for the Management Board members:

					2016
in €	Base Salary	APA	LTPA	DPA	Total compensation
John Cryan
Target	3,800,000	1,500,000	3,800,000		9,100,000
Maximum	3,800,000	3,000,000	5,700,000		12,500,000
Jürgen Fitschen
Target	3,800,000	1,500,000	3,800,000		9,100,000
Maximum	3,800,000	3,000,000	5,700,000		12,500,000
Stuart Lewis
Target	2,400,000	1,000,000	2,400,000		5,800,000
Maximum	2,400,000	2,000,000	3,600,000		8,000,000
Sylvie Matherat
Target	2,400,000	1,000,000	2,400,000		5,800,000
Maximum	2,400,000	2,000,000	3,600,000		8,000,000
Quintin Price
Target	2,400,000	1,200,000	2,200,000	1,200,000	7,000,000
Maximum	2,400,000	2,400,000	3,300,000	2,400,000	10,500,000	1)
Garth Ritchie
Target	2,400,000	1,200,000	2,200,000	1,200,000	7,000,000
Maximum	2,400,000	2,400,000	3,300,000	2,400,000	10,500,000	1)
Karl von Rohr
Target	2,400,000	1,000,000	2,400,000		5,800,000
Maximum	2,400,000	2,000,000	3,600,000		8,000,000
Dr. Marcus Schenck
Target	2,400,000	1,000,000	2,400,000		5,800,000
Maximum	2,400,000	2,000,000	3,600,000		8,000,000
Christian Sewing
Target	2,400,000	800,000	1,800,000	800,000	5,800,000
Maximum	2,400,000	1,600,000	2,700,000	1,600,000	8,300,000
Jeff Urwin
Target	2,400,000	1,650,000	2,800,000	1,650,000	8,500,000
Maximum	2,400,000	3,300,000	4,200,000	3,300,000	13,200,000

1)	The maximum value comes to €10,200,000 on the basis of the ratio of fixed to variable compensation according to the InstitutsVergV.

The Target and/or Maximum amounts can only be reached by fully achieving or surpassing the objectives. An amount for the maximum total compensation (cap) and thus the limit for the maximum variable compensation portion of this can be determined. The Compensation Control Committee confirmed the previous voluntary limit of €9.85 million for the total compensation of a Management Board member also for the year 2016.

The changed compensation structure appropriately reflects the realignment of the Management Board members’ responsibilities. The Supervisory Board is convinced that with this system the bank will be able to pay compensation that appropriately takes performance into account and that is in accordance with the interests of shareholders, also in light of future challenges, the responsibilities and risk profiles associated with the tasks as well as the positions within the context of the relevant markets.